

UNIT
SECURITIES AND E
Washington, D.C. 20549

09040042

A 3/30

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ANNUAL AUDITED REPORT
FORM X-17A-5 Ⓐ
PART III

SEC FILE NUMBER

8- *50574*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DOLE CAPITAL, LLC**



RECD S.E.C.
MAR 25 2009
503

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1188 BISHOP STREET, SUITE 1712
                                     (No. and Street)

HONOLULU   **HI**   **96813**
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD B. DOLE   **(808) 537-6007**
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LATHAM, DAVID E., C.P.A.
                           (Name – *if individual, state last, first, middle name*)

735 BISHOP STREET, SUITE 432, HONOLULU   **HI**   **96813-4820**
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **RICHARD B. DOLE** _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **DOLE CAPITAL, LLC** _____, as of **DECEMBER 31** _____, 20 **08** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

MEMBER-MANAGER
_____
Title

_____
Notary Public

Joleen M. English, Notary Public, State of Hawaii

This report ** contains (check all applicable boxes): My Commission Expires: 10/10/12

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Doc. Date: Feb 3, 2009   **# Pages:** ____3____

Notary Name: Joleen M. English   **First Circuit**

Doc. Description: SEC Form X-17A-5
Part III Facing Page with Attachmt.

_____   3/17/09
Notary Signature   Date
NOTARY CERTIFICATION

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

February 3, 2009

Mr. Richard B. Dole
Member Manager
Dole Capital, LLC
Honolulu, Hawaii

I have examined the financial statements of Dole Capital, LLC for the year ended December 31, 2008, and have issued my report thereon dated February 3, 2009.

As part of my examination, I made a study and evaluation of the system of internal accounting control to the extent I considered necessary to evaluate the system, as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practice and computations of aggregate indebtedness and net capital under Rule 17A-3(a) and (2) the reserve required by Rule 15c3-3(e).

Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness at the date of my examination would be disclosed. The purpose of such study and evaluation is to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary for expressing an opinion on the financial statements under generally accepted auditing standards and to provide a basis for reporting material weaknesses in internal accounting control under Rule 17a-5 and, with respect to rule 15c3-3, to provide reasonable assurance of compliance in all material respects with the possession and control requirements of that rule.

Dole Capital, LLC does not obtain or maintain physical possession or control of customers' funds or securities.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition, as well as the reliability of financial records for preparing financial statements and maintaining accountability for assets.

The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived therefrom, and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report, under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

Dole Capital, LLC
February 3, 2009
Page Two

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgement, carelessness or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented internally by management with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of accounting control for the year ended December 31, 2008, made for the purpose set forth in the second paragraph, would not necessarily disclose all weaknesses in the system which may have existed during the period under review.

As a result of my audit observations, I found no weakness I believe to be material.

Yours very truly,

DAVID E. LATHAM, C.P.A.

DEL/je